Exhibit 99.6

Press Release

Myanmar: positive appraisal of the A6 block discovery

Paris, 24 September 2018 - Total announces a successful appraisal of the A6 block Shwe Yee Htun-2 discovery, offshore Myanmar, completing a major step towards confirming a commercial project. The well was drilled to a final depth of 4,820 meters and encountered 40 meters of net gas pay in a high quality reservoir. Preliminary tests confirm good reservoir quality, permeability and well production deliverability.

The Shwe Yee Htun-2 adds to the Shwe Yee Htun-1 (2016) and Pyi Thit-1 (2017) gas discoveries made earlier on the Block. The cumulated resources are evaluated in the range of 2 to 3 Tcf.

“This new discovery on A6 block is a major step towards unlocking new gas reserves in an area closely located to the fast growing regional markets. Total’s track record of Myanmar’s Yadana gas field exploitation is a key asset to lead these discoveries to commercial development,” outlined Arnaud Breuillac, President Exploration & Production at Total.

Total holds a 40% interest in A6 block, alongside Woodside Energy Ltd (40%, technical joint operator for exploration and appraisal operations) and MPRL E&P Pte Ltd (20%, joint operator). As per joint venture agreements, Total is to take over operatorship in the development phase.

Total in Myanmar

Total E&P Myanmar (TEPM) is the operator (31.2%) of the M5 and M6 blocks on the Yadana offshore gas field, on stream since 1998. The production from M5 and M6 blocks currently supplies half of Myanmar’s gas consumption and around 12% of gas consumed by neighboring Thailand. In 2017, TEPM has started up production from the Badamyar project, which enables an extension of the Yadana gas field’s production plateau beyond 2020.

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

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Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with the SEC rules. We  may use certain terms in this press release, such as resources, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-10888 available from us at TOTAL S.A. —  Tour Coupole — 2, place Jean Millier — Arche Nord Coupole/Regnault — 92078 Paris La Défense Cedex —  France, or at our website: www.total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website: www.sec.gov.